09 May 2003



03050685




旺旺




SEC MAIL
PROCESSING
RECEIVED
MAY 21 2003
WASH. D.C.
187
SECTION


Securities and Exchange Cc
Division of Corporate Financ
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Notice of Books Closure Date

2) Date of Release of First Quarter 2003 Results

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

Emily Ang
Finance & Administrative Manager

Encl.

dlw 5/27


Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 83 OF 08.05.2003
Announcement No. 83

WANT WANT HOLDINGS LTD

## NOTICE OF BOOKS CLOSURE DATE

NOTICE IS HEREBY GIVEN that subject to the approval of Members at the Annual General Meeting ("AGM") to be held on 16 May 2003, the Transfer Books and Register of Members of the Company will be closed from 5.00 p.m. on 26 May 2003 up to and including 27 May 2003, for the purpose of determining Members' entitlements to the proposed first and final dividends of 20% or US$0.02 per ordinary share tax exempt (" Dividends") in respect of the financial year ended 31 December 2002.

The Dividends in respect of financial year ended 31 December 2002, if approved by Members of the Company at the AGM, will be paid on 5 June 2003.

Duly completed registerable transfers received by the Company's share registrar, Lim Associates (Pte) Ltd at 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 26 May 2003 will be registered to determine Members' entitlements. Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. on 26 May 2003 will be entitled to the Dividends for the financial year ended 31 December 2002.

By Order of the Board

Submitted by Adams Lin Feng I, Group Vice President and Director on 08/05/2003 to the SGX

MASNET No. 85 OF 08.05.2003
Announcement No. 85

WANT WANT HOLDINGS LTD

## DATE OF RELEASE OF FIRST QUARTER 2003 RESULTS

Want Want Holdings Ltd is pleased to announce that its first quarter 2003 results will be released on 15 May 2003. Further notice will be made should there be any change in date.

Submitted by Adams Lin Feng I, Group Vice President and Director on 08/05/2003 to the SGX